THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, JD, MBA*	The Galleria
Philip Magri, JD+	2 Bridge Avenue
Joseph M. Patricola, JD*#	Red Bank, New Jersey 07701
Daniel Kobrinski, JD, LLM+#	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com
* Licensed in NJ
+ Licensed in NY
# Licensed in DC

April 22, 2008

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Office of Beverages, Apparel and Healthcare Services
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: John Reynolds
Assistant Director

RE:	Sound Worldwide Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1
File No: 333-146986
Filed on March 5, 2008

Dear Mr. Reynolds:

Below please find our responses to the Staff’s comment letter, dated April 21, 2008 (the “Comment Letter”), to the above-captioned registration statement (the “Registration Statement”) filed by our client, Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 4 to Registration Statement on Form S-1 with the SEC today (“Amendment No. 4”). A copy of Amendment No. 4 which has been marked to show changes from Amendment No. 3 to the Registration Statement and where the Company specifically addressed the comments in the Comment Letter, accompanies this response letter.

Also attached is the Company’s certification required in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

General

1.	Per Comment #1, we have filed the auditor’s updated consent as Exhibit 23.1 to ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Summary Financial Information page 6

2.
Per Comment #2, we have revised the Net Earnings (Loss) Per Share of Common Stock for the fiscal year ended March 31, 2007 and March 31, 2006 to be consistent with the Earnings per share, basic and diluted, presented in the audited Consolidated Statements of Operation for March 31, 2007.

Unaudited Interim Financial Statements for the Nine Months Ended December 31, 2007

General

3.	Per Comment #3, we have deleted Exhibit 15.1 and the reference to the review report dated March 3, 2008 for the financial statements for the period ended December 31, 2007 in Exhibit 23.1.

ACKNOWLEDGEMENT

I, Roger K.W. Fan, the Chief Executive Officer and Chairman of the Board of Directors of Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Company’s Form on S-1 (File No.: 333-146986) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 22nd day of April, 2008.

SOUND WORLDWIDE HOLDINGS, INC.

By:	/s/ ROGER K. W. FAN
Roger K. W. Fan Chief Executive Officer and Chairman (Principal Executive Officer)